Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES (1)

	Years ended December 31,
In millions of dollars, except for ratios	2016	2015	2014	2013	2012
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$7,211	$6,869	$7,998	$9,941	$12,922
Interest factor in rent expense	361	414	460	460	496
Total fixed charges	$7,572	$7,283	$8,458	$10,401	$13,418

Income
Income from continuing operations before taxes and noncontrolling interests	$21,477	$24,826	$14,701	$19,802	$8,165
Fixed charges (excluding preferred stock dividends)	7,572	7,283	8,458	10,401	13,418
Total income	$29,049	$32,109	$23,159	$30,203	$21,583

Ratio of income to fixed charges excluding interest on deposits	3.84	4.41	2.74	2.90	1.61

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$12,511	$11,921	$13,690	$16,177	$20,612
Interest factor in rent expense	361	414	460	460	496
Total fixed charges	$12,872	$12,335	$14,150	$16,637	$21,108

Income
Income from continuing operations before taxes and noncontrolling interests	$21,477	$24,826	$14,701	$19,802	$8,165
Fixed charges (excluding preferred stock dividends)	12,872	12,335	14,150	16,637	21,108
Total income	$34,349	$37,161	$28,851	$36,439	$29,273

Ratio of income to fixed charges including interest on deposits	2.67	3.01	2.04	2.19	1.39

(1)
Citigroup adopted Accounting Standards Update (ASU) 2014-01, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects in the first quarter of 2015. The ASU is applicable to Citigroup’s portfolio of low income housing tax credit partnership interests. The adoption of this ASU was applied retrospectively, and among other items, impacts Citigroup’s Income from continuing operations before taxes and non-controlling interests for all periods presented. See Citi’s Current Report on Form 8-K furnished to the SEC on April 8, 2015.